Wells Fargo Funds Management, LLC
 525 Market Street, 12th Floor
 San Francisco, CA 94105

July 26, 2017

VIA EDGAR

EDGAR Operations Branch
 Division of Investment Management
 Securities and Exchange Commission
 100 F Street, N.E.
 Washington, D.C. 20549

Re: Withdrawal of Post-Effective Amendment on Form N-1A

Accession Number: 0001081400-17-001687 (File No.: 333-74295)

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, please accept this letter as a request for the Commission's consent to the withdrawal of the above-captioned Post-Effective Amendment to the Registration Statement filed on Form 485BPOS on July 26, 2017 (the "Registration Statement") for Wells Fargo Funds Trust (the "Trust") (Accession Number: 0001081400-17-001687).

The filing of Form 485BPOS for the Trust mistakenly made reference to the incorrect filing Rule 485(a) in language on the signatures page of the wrapper. We will be replacing the above-referenced Post-Effective Amendment (Accession Number: 0001081400-17-001687) on July 26, 2017.

Please direct all inquiries to Maureen Towle at 617-210-3682.

Very truly yours,
 \s\ Maureen Towle
 Maureen Towle